Prudential Investment Portfolios, Inc. 17

655 Broad Street

Newark, New Jersey 07102

September 14, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:	Prudential Investment Portfolios, Inc. 17: Form N-1A
Post-Effective Amendment No. 59 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 60 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 333-55441
Investment Company Act No. 811-07215

Dear Mr. Zapata:

We filed through EDGAR on July 9, 2021 on behalf of Prudential Investment Portfolios, Inc. 17 (the "Corporation" or the "Registrant") Post-Effective Amendment No. 59 (the "Registration Statement") to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 60 under the Investment Company Act of 1940, as amended (the "1940 Act"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding PGIM ESG Total Return Bond Fund (the "Fund") as a new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") conveyed by telephone to Diana Huffman on August 23, 2021. For your convenience, a summary of the Staff's comments is included herein and the Registrant's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 60 (the "Amendment") to the Registrant's Registration Statement to be filed on September 21, 2021, with an effective date of September 22, 2021, pursuant to Rule 485(b) under the 1933 Act with immediate effectiveness. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Investments, Risks and Performance

1.Comment

(a)Given that "ESG" is in the Fund's name, it is the view of the staff that the Fund should adopt an

80% policy that includes companies that meets the Fund's chosen definition of ESG.

(b)With respect to Fund's 80% policy, clearly define how companies will be screened to be included in 80% bucket. Consider using a defined term upfront in the 80% policy to cross reference concepts of screening and impact ratings that are later discussed in more detail, and later explain how companies with be screened and scored.

Response

The Fund respectfully disagrees with the Staff's position with respect to the applicability of the Names Rule to the use of the term "ESG" in the Fund's name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund's name. However, in the release adopting the Names Rule (the "Adopting Release") and the companion release to the Adopting Release, titled "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.1 The Fund believes that the word "ESG" in the Fund's name does not suggest a "particular type of investment" subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by the subadviser in selecting investments for the Fund.

While we respectfully disagree that the term "ESG" implicates the Names Rule, we note that at least 95% the Fund's total assets will be comprised of investments with ESG Impact Ratings that are above the subadviser's thresholds and within the investment universe, as determined by the subadviser. As stated in the Fund's prospectus, only up to 5% of the Fund's total assets may comprise investments without ESG Impact Ratings.

2.Comment

We note that the Fund may invest up to 30% of its assets in junk bonds. It appears that the Fund will invest significantly in below investment grade securities. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for an open-end structure. Your response should include information concerning relevant factors in release adopting Rule 22e-4. Your response may also include general market data on the types of investments you intend to hold.

Response

The investment manager seeks to assess and manage the liquidity risk of the Fund in accordance with Rule 22e-4 under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Fund's Liquidity Risk Management Program (the "Program"). In applying the Program, the investment manager, as the Program administrator, will consider a number of factors, including whether the Fund's principal investment strategies are appropriate for an open-end fund. The investment manager believes that the Fund's principal investment strategies are appropriate for an open-end fund and, in making that assessment, considered a number of factors, including, among others, the subadviser's familiarity with the liquidity of such securities in light of its extensive experience trading bonds, the number of market makers for the sectors of the fixed income market in which the Fund expects to invest, the subadviser's expectation to manage a portfolio of fixed income investments invested across various sectors of the fixed income market, the security selection available within each given sector, the liquidity conditions

1See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm ("[T]he term 'growth and income' does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income").

in various market sectors, certain other features of the Fund, and other liquidity risk management measures the Fund expects to implement as part of its Program.

The investment manager expects to assess the liquidity of each of the Fund's holdings and classify them in accordance with the requirements of Rule 22e-4. In doing so, the investment manager will consider those factors it believes are relevant to assessing the liquidity of each investment, such as position size, bid-ask spread, issuer, industry, settlement period, security type, tranche type, and credit rating; the Fund's Program also requires consideration of certain Fund-specific factors as applicable. The Fund has not begun investment operations at this point in time and so does not have any specific holdings for which it could provide market data.

3.Comment

With respect to the second paragraph in the principal investment strategies section on foreign and emerging markets, please provide more robust disclosure regarding the geographic scope of the Fund's investments in foreign debt securities. Expand on the types of foreign securities the Fund intends to invest in. If no such limits exist, please make that clear.

Response

The requested changes have been made.

4.Comment

On pages 3-4 there is discussion of ESG methodology. Please add disclosure regarding whether the Fund is weighting all ESG factors equally, or whether it will concentrate on one or some of these factors more than others.

Response

The Registration Statement has been revised to clarify that while the subadviser considers ESG factors when evaluating an issuer, only one or two of these categories may be considered with respect to a particular investment or sector, and categories may be weighted differently according to the type of investment being considered.

5.Comment

In the last paragraph on page 4, there is a reference to the subadviser's use of third-party screening agents to exclude issuers that do not meet the subadviser's investment criteria, noting that such excluded issuers "currently include"; please disclose what could cause these excluded issuers to change.

Response

The Fund will remove the "currently" from the referenced "currently include" language.

6.Comment

On page 5, the first sentence of the first full paragraph states that the subadviser assigns each potential investment an ESG Impact Rating where possible. Please explain supplementally whether ESG investments that are not assigned an ESG Impact Rating that meets the subadviser's threshold and is within the investable universe would be counted toward the 80% ESG bucket (for purposes of the 80% policy).

Response

See Response to Comments No. 1 above.

7.Comment

With respect to further ESG discussion in Fund's investment strategy, we note the Fund tends to use one or more third party data scoring or screening providers. In the Fund's principal investment strategies, please disclose the name of the primary third party provider(s) the Fund intends to use. Please also briefly summarize each providers' criteria/methodology in the principal investment strategies.

Response

We acknowledge your comment; however, we respectfully submit that the current disclosure adequately addresses the material information and we respectfully decline to identify in the Registration Statement the names of the third-party data providers. While the subadviser will use third-party screening agents to screen out ineligible investments, and may use third-party ESG ratings and other data as an input in scoring investments for the Fund, the subadviser's portfolio management team will in the majority of instances rely on its own proprietary ESG s methodology to select investments for the Fund. As such, we believe that naming specific vendors overemphasizes their importance in the subadviser's proprietary assessment process. The subadviser uses multiple data sources and does not consider any third party vendor as a primary vendor. In addition, such vendors may change over time. Moreover, data from third party vendors is only one input among a wide set of data inputs used by the subadviser in assessing issuers. As reflected in the current disclosure, the subadviser's assessment includes a review of proprietary data, publicly available information as well as information from alternative data sources (e.g., non-governmental organization (NGO) analyses, governmental and inter-governmental studies, etc.) and third-party research and tools. However, we have added disclosure to the existing ESG Methodology Risk disclosure to include the risk that information and data provided by third parties may be inaccurate and/or incomplete.

8.Comment

On page 5 the penultimate sentence of the first full paragraph states that up to 5% of the Fund's total assets may comprise investments without ESG Impact Ratings. In light of the 80% investment policy, please confirm that the 5% of total assets comprising investments without ESG Impact Ratings will not be counted towards the 80% investment policy.

Response

See Response to Comment No. 1 above.

9.Comment

With regard to discussion of ESG thresholds in the Fund's investment strategy, please provide further discussion regarding how these thresholds are determined and how they are distinguished from the Fund's ESG Impact Ratings.

Response

Disclosure has been added to clarify the metrics that the thresholds refer to and how they are determined.

Risks

10.Comment

With respect to the Fund's principal risk disclosure, we note that the principal risks appear in alphabetical order. Please consider ordering the risks to prioritize those most likely to adversely affect the Fund, its yield, net asset value and total return. After listing the most significant risks, the remaining risk factors may be alphabetized. Please see the guidance on our website, ADI 2019-08, "Improving Principal Risks Disclosure."

Response

We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

11.Comment

We note in "currency risk" there is a reference to derivatives. To the extent derivatives will be a principal investment strategy of the Fund, please add some discussion of derivatives in the investment strategy in the summary prospectus.

Response

The requested change has been made.

12.Comment

In "foreign securities risk", consider splitting out general foreign securities risk from emerging market securities risk to be two separate risk factors. Please also add disclosure with respect to the potential that information on non-US companies is unreliable or outdated or if less information is available with respect to non-US companies due to differences in accounting and financial record keeping.

Response

We have inserted two separate risk factors for foreign securities risk and emerging markets risk, and the foreign securities risk now discloses that less information is publicly available about non-US companies than about US companies and that non-US companies generally are not subject to the same accounting, auditing and financial reporting standards as are US companies.

13.Comment

In "ESG Methodology Risk" please also include a discussion of third party data provider risk.

Response

The requested change has been made.

Management of the Fund

14.Comment

On page 9, please include a sentence preceding the chart noting that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response

The requested change has been made.

Statutory Prospectus

15.Comment

Please confirm that where a change is made in response to a comment in the summary prospectus, corresponding changes are made wherever similar disclosure appears in the statutory prospectus.

Response

The Fund confirms that applicable corresponding changes have been made.

Statement of Additional Information

16.Comment

In the section titled, "Proxy Voting," please add disclosure that explains how the Fund will approach relevant ESG proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response

To the extent that the Fund engages in proxy voting activities (notwithstanding its status a as a fixed income fund), the Fund will vote proxies in a manner that takes into account the Fund's investment strategy, including application of the Fund's ESG methodology. The Registrant has reviewed the relevant disclosure in the SAI and believes that it adequately describes the policies and procedures that the Fund and subadviser use to determine how to vote proxies relating to portfolio securities, consistent with Item 17(f) of Form N-1A. Notwithstanding the foregoing, the subadviser will generally review specific ESG proxy proposals and consider each proposal on a case by case basis.

* * *

Any questions or comments concerning the above may be communicated to Diana Huffman at (973) 367- 8982.

Sincerely,

/s/ Diana Huffman Diana Huffman

Vice President & Corporate Counsel